

October 24, 2022

Mark Locke
Chief Executive Officer
Genius Sports Ltd
9th Floor, 10 Bloomsbury Way
London, WC1A 2SL

> **Re: Genius Sports Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed March 18, 2022**
> **Response dated September 2, 2022**
> **File No. 001-40352**

Dear Mark Locke:

We have reviewed your September 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Statement of Operations, page F-3

1. We have reviewed your response to comment 2. We disagree with the Company's conclusion that the error was immaterial to its financial statements for the fiscal years ended December 31, 2019 and 2020 as we do not believe the qualitative factors cited in your materiality analysis overcome the quantitative significance of the error to fiscal year 2019 and 2020 loss per share. Accordingly, please amend your Form 20-F for the fiscal year ended December 31, 2021 to restate your financial statements for the fiscal years ended December 31, 2019 and 2020 to correct the error. Also, in light of the restatement, please reassess your prior conclusions that disclosure controls and procedures and internal control over financial reporting were effective.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services